UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2002

Glenn P. Zarin
Counsel
Loews Corporation
667 Madison Avenue
New York, New York 10021-8087

Re: Loews Corporation
Incoming letter dated December 28, 2001

Dear Mr. Zarin:

This is in response to your letter dated December 28, 2001 concerning the shareholder proposal submitted to Loews by the Hotel Employees and Restaurant Employees International Union. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Chris Bohner
Senior Research Analyst
Hotel Employees and Restaurant Employees
International Union AFL-CIO, CLC
1219 28th Street N.W.
Washington, D.C. 20007

LOEWS
CORPORATION

Glenn P. Zarin
Counsel

December 28, 2001

VIA OVERNIGHT COURIER

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Loews Corporation/Omission of Shareholder Proposal of the Hotel Employees and Restaurant Employees International Union

Ladies and Gentlemen:

I am filing this letter on behalf of Loews Corporation (the "Company") with the Securities and Exchange Commission (the "Commission") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On November 27, 2001, the Company received a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement"), dated November 26, 2001, from the Hotel Employees and Restaurant Employees International Union (the "Proponent"), which the Proponent seeks to have included in the Company's proxy statement relating to the Company's 2002 Annual Meeting of Shareholders (the "Proxy Materials"). A copy of the Proposal, the Supporting Statement and the Proponent's cover letter is attached hereto as Exhibit A.

On December 10, 2001, the Company mailed to the Proponent a notice of deficiency as to the Proposal. In particular, the Company informed the Proponent that it had failed to provide the information required by Rule 14a-8(b) as to the Proponent's eligibility to submit a shareholder proposal. A copy of the Company's notice of deficiency is attached hereto as Exhibit B. The 14-day period provided by Rule 14a-8(f)(1) for the Proponent to properly respond to the Company's notice of deficiency has expired. As a result, and as set forth below, we believe, upon advice of counsel, that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(f)(1).

We therefore respectfully request confirmation that the Staff of the Commission will not recommend any enforcement action against the Company if the Company omits the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), we are submitting six (6) copies of this letter and of the Proponent's letter, including the Proposal and the Supporting Statement. A copy of this submission is being furnished simultaneously to the Proponent.

667 Madison Avenue, New York, New York 10021-8087 voice: 212-521-2936 fax: 212-935-6801 e-mail: gzarin@loews.com

A. The Proposal

The Proposal requests that the Company's Board of Directors "distribute Loews Corporation's ownership of Lorillard Inc. to its shareholders through a tax efficient spin-off transaction." See Exhibit A. In the Supporting Statement, the Proponent declares that such a transaction "would unlock shareholder value at Loews." See id.

B. Basis for Omission Under Rule 14a-8(b)(1)

Rule 14a-8(b)(1) provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting, for at least one year by the date that the proponent submits the proposal. Moreover, Rule 14a-8(b)(1) provides that the proponent must continue to hold those securities through the date of the shareholder meeting. If the proponent is not a shareholder of record, and if the proponent has not filed stock ownership schedules or forms with the Commission, the proponent must prove his eligibility by submitting (1) a written statement from the record holder of his securities verifying that, at the time that the proponent submitted his proposal, he continuously held the securities for at least one year and (2) a written statement by the proponent that he intends to continue to hold the securities through the date of the shareholder meeting. See Rule 14a-8(b)(2)(i). If the proponent does not submit verification of his eligibility pursuant to Rule 14a-8(b), the company may exclude the proposal, but only after it has notified the proponent of the deficiency and the proponent has failed adequately to correct it. See Rule 14a-8(f)(1). The company must notify the proponent in writing of any deficiency (as well as of the deadline for the proponent's response) within 14 calendar days of receiving the proposal. The proponent's response to the company's notice of deficiency must be postmarked, or transmitted electronically, no later than 14 days from the date the proponent received the company's notice.

The Proponent's cover letter states that the Proponent is a beneficial holder of 60 shares of the Company's common stock, that it has owned shares worth at least $2,000 for more than one year and that it intends to hold those shares through the date of the Company's Annual Meeting. See Exhibit A. After receiving the Proposal, the Company waited 14 days for verification of the Proponent's ownership to be submitted by the record holder, who was not identified by the Proponent. On December 10, 2001, by facsimile and overnight mail, the Company notified the Proponent that it had failed to comply with Rule 14a-8(b)(2), since the Company had not received the requisite proof of ownership. A copy of the Company's notice of deficiency is attached hereto as Exhibit B. In this notice of deficiency, the Company referred the Proponent to Rule 14a-8(b) and specifically stated the 14-day deadline for the Proponent's correction of the deficiency, as required by Rule 14a-8(f)(1).

The Proponent has failed to submit proper verification of its eligibility information, as required by Rule 14a-8(b), and because the 14-day period provided by Rule 14a-8(f)(1) for the Proponent to furnish such information to the Company has expired, we believe that the Company may exclude the Proposal under Rule 14a-8(f)(1).

C. Conclusion

For the reasons set forth above, we respectfully request that the Staff concur in our view that we may exclude the Proposal from the Company's Proxy Materials under Rules 14a-8(b) and (f)(1). If the Staff is unable to agree with our conclusion, we request an opportunity to discuss this matter with the Staff before the Staff issues a formal, definitive response. The Company plans to mail the Proxy Materials to shareholders on or about March 27, 2002. Should you require additional information, please do not hesitate to contact the undersigned at (212) 521-2936. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed pre-addressed, stamped envelope.

Very truly yours,

Glenn P. Zarin

cc: Hotel Employees & Restaurant
Employees International Union
1219 28th Street, N.W.
Washington, D.C. 20007

Hotel Employees & Restaurant Employees International Union AFL-CIO, CLC

1219 28TH STREET N.W. WASHINGTON, D.C. 20007 202-393-HERE 202-393-4373 FAX 202-333-0468

JOHN W. WILHELM, PRESIDENT | SHERRI CHIESA, SECRETARY-TREASURER | RON RICHARDSON, EXECUTIVE VICE PRESIDENT

EXHIBIT A

November 26, 2001

Attention: Corporate Secretary
Loews Corporation
667 Madison Avenue
New York, New York 10021-8087

By UPS and Fax: 212-521-2919

Re: Shareholder Proposal for 2002 Annual Meeting

Dear Sir or Madame:

On behalf of the Hotel Employees and Restaurant Employees International Union ("HERE"), I submit the enclosed shareholder proposal for inclusion in the proxy statement Loews Corporation plans to circulate to shareholders in anticipation of the 2002 annual meeting. The proposal is being submitted under SEC Rule 14a-8, and it proposes that the Board of Directors take the steps necessary to distribute Loews Corporation's ownership of Lorillard Inc. to its shareholders through a tax efficient spin-off transaction.

HERE, which is located at 1219 28th Street, Washington DC, 20007, is the beneficial owner of 60 shares of Loews common stock. HERE has thus owned shares worth at least $2,000 for over a year and plans to continue ownership through the date of the 2002 annual meeting, which a representative is prepared to attend.

If you require additional information, please call me at 202-661-3692.

Sincerely,

Chris Bohner
Senior Research Analyst

RECEIVED
NOV 27 2001
BA... HIRSCH

RESOLVED, that it is hereby recommended that the Board of Directors take the steps necessary to distribute Loews Corporation's ownership of Lorillard Inc. to its shareholders through a tax efficient spin-off transaction.

Supporting Statement

According to Loews' 2000 proxy statement, over the last five years shares of Loews Corporation have significantly underperformed relative to the S&P 500 and S&P Financial Diversified industry index (as of December 31, 2000).

In addition to the underperformance of Loews stock, some analysts have noted that Loews' shares often trade at a discount to the sum of the intrinsic values of its underlying businesses. For example, in August, 2001, an analyst for Morningstar wrote that "we think the value of Loews' holdings is worth more than the share price... Loews looks cheaper than the sum of its parts, no matter how you slice it."

Loews currently consists of five businesses: CNA Financial (73% of 2000 revenues), Lorillard (20%), Loews Hotels (2% of revenues), Diamond Offshore (3%), and Bulova (1%). We believe that Loews' structure as a conglomerate may be obscuring from investors the full value of the company's individual businesses, especially the highly profitable Lorillard tobacco subsidiary.

According to a Prudential Securities report, "[o]ur thesis on the company has been that Loews was the owner of a very good tobacco business which never fully realized its value in the market due to the eclectic mix of the conglomerate. We believe that recent issues with the insurance subsidiary (CNA) may have caused some investors to question what exactly it was they owned with a purchase of Loews' shares. Was it an insurance company that traded on news of tobacco litigation? Or was it a tobacco company that was being held back by issues in the insurance sector?" [October, 2001]

In the past, conglomerates like AT&T and General Motors have sought to unlock shareholder value by electing to spin off parts of their business to shareholders. In 1999, RJR Nabisco elected to pursue a tax free spin-off of R.J. Reynolds Tobacco Company to shareholders, noting that the "food and tobacco businesses will best be able to achieve their full potential under separate ownership structures." Since the spin-off, shares of RJR have outperformed shares of Loews (as of November 19, 2001).

In a pure spin-off, a parent company distributes 100% of its ownership interests in a subsidiary operation as a dividend to its existing shareholders. After the spin-off, there are two separate, publicly held firms with the same shareholder base. According to a 1999 McKinsey & Co. study, the stock performance of parent companies that complete spin-offs outperform the S&P 500 two years after the event. In addition, investors in the spin-offs outperformed the S&P 500 over the same period.

A tax efficient spin-off of Lorillard to shareholders would unlock shareholder value at Loews by highlighting the strong performance of Lorillard, creating a "pure play" tobacco stock easily understood by investors.

For these reasons, we urge you to vote FOR the proposal.

EXHIBIT B

LOEWS CORPORATION

Glenn P. Zarin
Counsel

December 10, 2001

VIA OVERNIGHT MAIL
AND FACSIMILE

Hotel Employees & Restaurant
Employees International Union
1219 28th Street, N.W.
Washington, D.C. 20007
Fax: 202-333-0468
Phone: 202-393-4373
Attention: Chris Bohner

Re: Shareholder Proposal for the Loews Corporation (the "Company")
2002 Annual Meeting of Shareholders

Dear Mr. Bohner:

We are in receipt of your letter of November 26, 2001 submitting a shareholder proposal for inclusion in the Company's proxy statement to be circulated in connection with its 2002 Annual Meeting of Shareholders. Rule 14a-8(b) under the Securities Exchange Act of 1934 requires that your proposal be accompanied by a written statement from the record holder of your shares of the Company verifying that, at the time you submitted your proposal, you continuously held the shares for at least one year. We have not been provided with such a statement.

Accordingly, if you fail to remedy this deficiency with an appropriate response postmarked, or transmitted electronically, no later than 14 days from the date you receive this notification, your proposal will be excluded from the Company's proxy statement.

Very truly yours,

Glenn P. Zarin

667 Madison Avenue, New York, New York 10021-8087 voice: 212-521-2936 fax: 212-935-6801 e-mail: gzarin@loews.com

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 8, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Loews Corporation
Incoming letter dated December 28, 2001

The proposal relates to a spin-off of a subsidiary of Loews.

There appears to be some basis for your view that Loews may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to Loews's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Loews omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Lillian K. Cummins
Attorney-Advisor